SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
AMENDMENT NO. 3 to
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
RCN CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
749361200
(CUSIP Number of Class of Securities (Underlying Common Stock))
Michael T. Sicoli
Executive Vice President and Chief Financial Officer
RCN Corporation
196 Van Buren Street
Herndon, Virginia 20170
Telephone: (703) 434-8200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Thomas A. Monson
Jenner & Block LLP
330 N. Wabash Avenue
Chicago, Illinois 60611
(312) 840-8611
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
$2,654,065	$148.10

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,975,904 shares of common stock of RCN Corporation having an aggregate value of $2,654,065 as of July 14, 2009 will be eligible for exchange and will be tendered pursuant to the offer. The aggregate value of such options was calculated based on the Black-Scholes option valuation model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.:	$148.10 005-51715	Filing Party: Date Filed:	RCN Corporation July 16, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 16, 2009, as amended (the “Schedule TO”) by RCN Corporation, a Delaware corporation (the “Company”), relating to an offer by the Company to its employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their outstanding options to purchase shares of common stock, par value $.01 per share, issued under the Company’s 2005 Stock Compensation Plan on a value-for-value basis for the grant of new options to purchase shares of the Company’s common stock.
     Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 3 amends only the items and exhibits to the Schedule TO that are being amended, and unaffected items and exhibits are not included herein.
Items 1, 2(b), 4(a), 4(b), 6(a), 6(c) and 10(a)
     The Offer to Exchange and Items 1, 2(b), 4(a), 4(b), 6(a), 6(c) and 10(a) of the Schedule TO are hereby amended and supplemented as follows:
     (1) All sections of the Offer to Exchange that relate to the tender and withdrawal of Eligible Options are hereby amended to provide as follows:
     Eligible Employees may tender any of their Eligible Options on a grant-by-grant basis for exchange in the Exchange Program by notifying RCN of their election before the Exchange Program expires at 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended). Eligible Employees may notify RCN of their election by making an election online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com, or by delivering a completed paper election form to RCN:
•	by U.S. mail (or other post), courier or hand delivery, to RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170, Attention: Jessica Kaman; or

•	by facsimile, to (703) 434-8457.
Elections by any other means, including via inter-office mail or email, will NOT be accepted. To obtain a paper election form, Eligible Employees may contact stockoptionexchange@rcn.com or send a facsimile to (703) 434-8457. The Eligible Employee should include his or her first and last name, telephone number, address and email address (if one is available).
     Eligible Options will not be considered tendered until RCN receives an Eligible Employee’s properly submitted election (whether electronically or in paper form). Properly submitted elections must be received (whether electronically or in paper form) by RCN before 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended). If an Eligible Employee misses the deadline or submits an election that is not properly completed as of the deadline, such Eligible Employee will not be permitted to participate in the Exchange Program. Eligible Employees who make their elections online at the Stock Option Exchange Program Website will receive confirmation of their elections immediately following submission of their elections. Eligible Employees who deliver a properly completed election form to RCN will receive written confirmation of their election promptly following RCN’s receipt of such election form. The method of tendering Eligible Options is at the election and risk of the electing Eligible Employee. It is the Eligible Employee’s responsibility to allow for sufficient time to ensure that the election form is timely delivered to RCN or submitted at the Stock Option Exchange Program Website.
     RCN will determine all questions as to the validity, eligibility, time of receipt and acceptance of any tendered Eligible Options. Neither RCN nor any other person is obligated to give notice of any defects or irregularities in tenders. No tender of Eligible Options will be deemed to have been properly made (whether electronically or in paper form) until all defects or irregularities have been cured by the Eligible Employee tendering Eligible Options unless waived by RCN. Subject to any order or decision by a court or arbitrator of competent jurisdiction, RCN’s determination of these matters will be final and binding on all parties.

     If an Eligible Employee tenders Eligible Options and later changes his or her mind, the Eligible Employee may withdraw the tendered Eligible Options by making an election to withdraw such Eligible Options before the Exchange Program expires. Eligible Employees may revise their elections online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com, or by delivering a completed paper withdrawal form to RCN:
•	by U.S. mail (or other post), courier or hand delivery, to RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170, Attention: Jessica Kaman; or

•	by facsimile, to (703) 434-8457.
Withdrawal elections by any other means, including via inter-office mail or email, will NOT be accepted. To obtain a paper withdrawal form, Eligible Employees may contact stockoptionexchange@rcn.com or send a facsimile to (703) 434-8457. The Eligible Employee should include his or her first and last name, telephone number, address and email address (if one is available).
     Eligible Options will not be considered withdrawn until RCN receives an Eligible Employee’s properly submitted withdrawal form (whether electronically or in paper form). Properly submitted withdrawal forms must be received (whether electronically or in paper form) by RCN before 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended). Eligible Employees may not withdraw elections with respect to only a portion of an eligible stock option grant.
     If an Eligible Employee elects to withdraw a previously tendered eligible stock option grant, the Eligible Employee must withdraw with respect to the entire eligible stock option grant, but need not withdraw any other eligible stock option grants previously tendered. Eligible Options that have been properly withdrawn may be re-tendered by the Eligible Employee for exchange in the Exchange Program by following the procedures for properly tendering Eligible Options described above prior to 11:59 p.m., Eastern time, on August 12, 2009 (or such later date as may apply if the Exchange Program is extended).
     If an Eligible Employee misses the deadline for notifying RCN of a withdrawal election and remains an Eligible Employee on the Expiration Date, any previously tendered Eligible Options will be cancelled and exchanged pursuant to the Exchange Program. Eligible Employees who make their elections online at the Stock Option Exchange Program Website will receive confirmation of their withdrawal elections immediately following submission of their elections. Eligible Employees who deliver a properly completed withdrawal election form to RCN will receive written confirmation of their withdrawal election promptly following RCN’s receipt of such withdrawal form. The method of making a withdrawal election is at the election and risk of the electing Eligible Employee. It is the Eligible Employee’s responsibility to allow for sufficient time to ensure that the withdrawal form is timely delivered to RCN or submitted at the Stock Option Exchange Program Website.
     Neither RCN nor any other person is obligated to give notice of any defects or irregularities in any withdrawal elections. No withdrawals will be deemed to have been properly made (whether electronically or in paper form) until all defects or irregularities have been cured by the Eligible Employee making the withdrawal election unless waived by RCN. RCN will determine all questions as to the validity, including time of receipt, of withdrawal elections. Subject to any order or decision by a court or arbitrator of competent jurisdiction, RCN’s determination of these matters will be final and binding.
     (2) Item 10(a) of the Schedule TO is hereby amended and restated in its entirety as follows:
     “The information set forth in Part II, Item 8, “Financial Statements and Supplementary Data”, of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008; Part I, Item 1, “Financial Statements (Unaudited)”, of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2009; and the financial information contained in the Offer to Exchange under Section 10 (“Information Concerning RCN; Financial Information”) and Section 17 (“Additional Information”) is incorporated herein by reference. The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.”

     (3) “The Exchange Program — Information Concerning RCN; Financial Information — Financial Information” on page 33 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
     “We have presented below a summary of our consolidated financial data. The following summary consolidated financial data should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, both of which are incorporated herein by reference. The selected consolidated statements of earnings data for the fiscal years ended December 31, 2008 and December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2008 and December 31, 2007 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The selected consolidated statements of earnings data for the fiscal periods ended June 30, 2009 and June 30, 2008 and the selected consolidated balance sheet data as of June 30, 2009 are derived from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009. Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

	Fiscal Year Ended		Six Months	Six Months
			Ended	Ended
	December 31,	December 31,	June 30,	June 30,
	2008	2007 (1)	2009	2008
Consolidated Statements of Earnings:
Revenues	$739,243	$636,097	$381,559	$364,167
Gross Profit	$475,024	$411,327	$241,986	$230,252
Net loss from continuing operations	$(70,726)	$(169,642)	$(19,037)	$(42,855)
Loss from continuing operations per common share:
Basic and Diluted	$(1.91)	$(4.58)	$(0.53)	$(1.16)
Net loss per common share:
Basic and Diluted	$(1.91)	$(4.11)	$(0.53)	$(1.16)
Dividends declared per share	—	$9.33	—	—

(1)	The results of operations from NEON are included in the above financial information from the date of acquisition (November 13, 2007) and all periods thereafter.

	Fiscal Year Ended		Period
			Ended
	December 31,	December 31,	June 30,
	2008	2007	2009
Consolidated Balance Sheet:
Total current assets	$147,424	$157,284	$164,957
Total assets	$1,025,460	$1,097,889	$989,940
Total current liabilities	$162,898	$173,700	$151,913
Total liabilities	$1,009,089	$981,014	$976,784
Total shareholder’s equity	$16,371	$116,875	$13,156
     Ratio of Earnings to Fixed Charges
     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change. Fixed charges consist of interest and debt expense, including amortization of debt-related expenses and interest capitalized during the period, as well as the interest portion of rental expense. For both the years ended December 31, 2008 and December 31, 2007, as well as the quarter ended June 30, 2009, the earnings were inadequate to cover fixed charges.

     Book Value Per Share
     Our book value per share as of our most recent balance sheet dated June 30, 2009 was $0.37.”
     (4) “The Exchange Program — Information Concerning RCN; Financial Information — Additional Information” on page 34 of the Offer to Exchange is hereby amended and restated in its entirety as follows:
     “For more information about us, please refer to our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009 and our other filings made with the SEC. We recommend that you review materials that we have filed with the SEC before deciding whether or not to tender your Eligible Options. We will also provide you without charge, upon your written or oral request, a copy of any or all of the documents to which we have referred you. See Section 17, Additional Information, for more information regarding reports we file with the SEC and how to obtain copies of or otherwise review these reports.”
     (5) “Additional Information” on page 38 of the Offer to Exchange is hereby amended to substitute the following in lieu of the second bullet point thereof: “Our Quarterly Report on Form 10-Q for our fiscal quarter ended June 30, 2009 filed with the SEC on August 4, 2009;”
Item 12. Exhibits
     (1) Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:
(a)(1)(G)	Letter from Jessica Kaman, Vice President and Treasurer of RCN, sent to Company Employees on August 5, 2009, Announcing Additional Means of Tendering and Withdrawing Eligible Options.

(a)(1)(H)	Form of Election and Withdrawal Form.
     (2) Item 12 of the Schedule TO is hereby amended to substitute the “Updated Form of Reminder Email to Company Employees Regarding Expiration Date” attached hereto as Exhibit (a)(1)(D) in lieu of the “Form of Reminder Email to Company Employees Regarding Expiration Date” previously filed as Exhibit (a)(1)(D) to the Schedule TO.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

RCN CORPORATION
Date: August 5, 2009	By:	/s/ Michael T. Sicoli
Michael T. Sicoli
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)**	Offer to Exchange Eligible Stock Options for New Stock Options, dated July 16, 2009.

(a)(1)(B)**	Email from Fidelity Investments sent to Company Employees on July 16, 2009, Announcing Commencement of the Exchange Program.

(a)(1)(C)**	Screen Shots of the Stock Option Exchange Program Website.

(a)(1)(D)*	Updated Form of Reminder Email to Company Employees Regarding Expiration Date.

(a)(1)(E)***	Employee Presentation Materials.

(a)(1)(F)****	Letter from Jessica Kaman, Vice President and Treasurer of RCN, sent to Company Employees on Leave of Absence, Announcing Commencement of the Exchange Program.

(a)(1)(G)*	Letter from Jessica Kaman, Vice President and Treasurer of RCN, sent to Company Employees on August 5, 2009, Announcing Additional Means of Tendering and Withdrawing Eligible Options.

(a)(1)(H)*	Form of Election and Withdrawal Form.

(b)	Not applicable.

(d)(1)	RCN Corporation 2005 Stock Compensation Plan, as amended (incorporated by reference to Annex A to RCN’s Definitive Proxy Statement for the 2007 Annual Meeting of Stockholders filed on April 27, 2007).

(d)(2)**	Amendment to the RCN Corporation 2005 Stock Compensation Plan.

(d)(3)	Amended Form Non-Qualified Option Agreement (incorporated by reference to Exhibit 10.29 to RCN’s Amendment No. 1 to its Annual Report on Form 10-K filed on April 10, 2006).

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.

**	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on July 16, 2009 and incorporated herein by reference.

***	Previously filed with Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on July 23, 2009 and incorporated herein by reference.

****	Previously filed with Amendment No. 2 to Schedule TO filed with the Securities and Exchange Commission on July 30, 2009 and incorporated herein by reference.